                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)(1)




                               Sapient Corporation
                            -------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                --------------------------------------------------
                         (Title of Class of Securities)


                                   803062 10 8
                              ---------------------
                                 (CUSIP Number)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP NO.  803062 10 8               13G                   Page 2 of 9
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


        Jerry A. Greenberg
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER
                          1,956,250 shares

                   -------------------------------------------------------------
                   6.     SHARED VOTING POWER
                          891,952 shares held by The Jerry A. Greenberg Eight
                          Year Qualified Annuity Trust 1996, of which
      NUMBER OF           Mr. Greenberg and Mr. Samuel C. Sichko are the
        SHARES            co-trustees and over which Mr Greenberg and
     BENEFICIALLY         Mr. Sichko share voting control.
       OWNED BY    -------------------------------------------------------------
         EACH      7.     SOLE DISPOSITIVE POWER
      REPORTING           1,956,250 shares
       PERSON
        WITH       -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                          1,334,665 shares (Includes 184,172 shares held by The
                          Jerry A. Greenberg Three Year Qualified Annuity Trust
                          1996, 891,952 shares held by The Jerry A. Greenberg
                          Eight Year Qualified Annuity Trust 1996 and 258,541
                          shares held by The Jerry A. Greenberg Three Year
                          Qualified Annuity Trust 1997. Mr. Greenberg and
                          Mr. Samuel C. Sichko are the co-trustees  of each of
                          these trusts and share dispositive power over the
                          shares held by the trusts.)
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,290,915 shares (Includes 184,172 shares held by The Jerry A.
        Greenberg Three Year Qualified Annuity Trust 1996, 891,952 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and 258,541 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his
        proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        27.2%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP NO.  803062 10 8               13G                   Page 3 of 9
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Samuel C. Sichko, Esq.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER
                          184,172 shares held by The Jerry A. Greenberg Three
                          Year Qualified Annuity Trust 1996, and 258,541 shares
                          held by The Jerry A. Greenberg Three Year Qualified
                          Annuity Trust 1997. Mr Sichko is a co-trustee of, and
                          has sole voting control  over, both trusts.
                   -------------------------------------------------------------
                   6.     SHARED VOTING POWER
                          891,952 shares held by The Jerry A. Greenberg Eight
                          Year Qualified Annuity Trust 1996, of which
       NUMBER OF          Mr. Greenberg and Mr. Sichko are the co-trustees and
         SHARES           over which Mr. Greenberg and Mr. Sichko share voting
      BENEFICIALLY        control.
        OWNED BY   -------------------------------------------------------------
         EACH      7.     SOLE DISPOSITIVE POWER
       REPORTING          0 shares
        PERSON
         WITH      -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                          1,334,665 shares (Includes 184,172 shares held by The
                          Jerry A. Greenberg Three Year Qualified Annuity Trust
                          1996, 891,952 shares held by The Jerry A. Greenberg
                          Eight Year Qualified Annuity Trust 1996 and 258,541
                          shares held by The Jerry A. Greenberg Three Year
                          Qualified Annuity Trust 1997. Mr. Greenberg and
                          Mr. Sichko are the co-trustees of each of these trusts
                          and share dispositive power over the shares held by
                          the trusts.)
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, and The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and Mr. Sichko disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [X]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP NO.  803062 10 8               13G                   Page 4 of 9
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER
                          891,952 shares (voting control over these shares is
                          shared by Mr. Greenberg and Mr. Sichko,
                          co-trustees of the trust).
      NUMBER OF    -------------------------------------------------------------
        SHARES     6.     SHARED VOTING POWER
     BENEFICIALLY         0 shares
       OWNED BY
        EACH       -------------------------------------------------------------
      REPORTING    7.     SOLE DISPOSITIVE POWER
       PERSON             891,952 shares (dispositive control over these shares
        WITH              is shared by Mr. Greenberg and Mr. Sichko, the
                          co-trustees of the trust).
                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                          0 shares

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        891,952 shares
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        Not Applicable
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.4%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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


CUSIP No. 803062 10 8



ITEM 1(a)      NAME OF ISSUER:

               Sapient Corporation


ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

               One Memorial Drive
               Cambridge, Massachusetts 02142


ITEM 2(a)      NAME OF PERSON FILING:

               Jerry A. Greenberg for himself and on behalf of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and The Jerry
               A. Greenberg Three Year Qualified Annuity Trust 1997,
               Samuel C. Sichko, Esq. and
               The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996


ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Jerry A. Greenberg
               c/o Sapient Corporation
               One Memorial Drive
               Cambridge, MA  02142

               Samuel C. Sichko
               c/o Peckham, Lobel, Casey, Prince & Tye
               585 Commercial Street
               Boston, MA  02109-1024

               The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 receives correspondence c/o Mr. Sichko.


ITEM 2(c)      CITIZENSHIP:

               Both Mr. Greenberg and Mr. Sichko are citizens of the United States of America.

               The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 is organized under the laws of the Commonwealth of Massachusetts.




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CUSIP NO. 803062 10 8


ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share.


ITEM 2(e)      CUSIP NUMBER:

               803062 10 8


ITEM 3         DESCRIPTION OF PERSON FILING:

               Not applicable.


ITEM 4         OWNERSHIP:

               (a)  amount beneficially owned:

                    Mr. Greenberg has or shares voting or investment control over 3,290,915 shares. (Includes 184,172 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, 891,952 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and 258,541 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997. Mr. Greenberg is a co-trustee of each of these trusts.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                    Mr. Sichko is a co-trustee of each of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and as such has or shares voting or investment control over 1,334,665 shares. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.

                    The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds 891,952 shares.

               (b)  PERCENT OF CLASS:

                    Mr. Greenberg has or shares voting or investment control over shares representing 27.2% of the issuer's outstanding common stock.





                                  Page 6 of 9
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CUSIP NO. 803062 10 8

                    Mr. Sichko has or shares voting or investment control over shares representing 11% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares.

                    The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds shares representing 7.4% of the issuer's outstanding common stock.

               (c)  NUMBER OF SHARES AS TO WHICH PERSON HAS:

                    (i)   sole power to vote or to direct the vote:

                          Mr. Greenberg has the sole power to direct the vote of 1,956,250 shares.

                          Mr. Sichko has the sole power to direct the vote of the 184,172 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and the 258,541 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997. Mr. Sichko is a co-trustee of, and has sole voting control over, both trusts.

                    (ii)  shared power to vote or to direct the vote:

                          Mr. Greenberg and Mr. Sichko share voting control over the 891,952 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, of which
                          Mr. Greenberg and Mr. Sichko are the co-trustees.

                    (iii) sole power to dispose or to direct the disposition of:

                          Mr. Greenberg has sole power to dispose of 1,956,250 shares.

                          Mr. Sichko has the sole power to dispose of 0 shares.

                    (iv) shared power to dispose or to direct the disposition of:

                          Mr. Greenberg and Mr. Sichko share dispositive power over 1,334,665 shares. (Consists of 184,172 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, 891,952 shares held by The Jerry
                          A. Greenberg Eight Year Qualified Annuity Trust 1996 and 258,541 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997. Mr. Greenberg and Mr. Sichko are the co-trustees of each of these trusts.)

CUSIP NO. 803062 10 8



ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.


ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:


               During the terms of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 Mr. Greenberg is the only beneficiary of such trusts.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.


ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.


ITEM 9         NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.


ITEM 10        CERTIFICATION:

               Not applicable.





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CUSIP NO. 803062 10 8


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 16, 1998






                                /s/ Jerry A. Greenberg
                                ----------------------------------------------
                                Jerry A. Greenberg, individually and as
                                co-trustee of The Jerry A. Greenberg
                                Three Year Qualified Annuity Trust 1996,
                                The Jerry A. Greenberg Eight Year
                                Qualified Annuity Trust 1996 and The
                                Jerry A. Greenberg Three Year Qualified
                                Annuity Trust 1997



                                /s/ Samuel C. Sichko
                                ----------------------------------------------
                                Samuel C. Sichko, individually and as
                                co-trustee of The Jerry A. Greenberg
                                Three Year Qualified Annuity Trust 1996,
                                The Jerry A. Greenberg Eight Year
                                Qualified Annuity Trust 1996 and The
                                Jerry A. Greenberg Three Year Qualified
                                Annuity Trust 1997











                                  Page 9 of 9